EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2007
Excluding Interest on Deposits
Income from continuing operations before income taxes	$22,805

Fixed charges:
Interest expense	23,328
One-third of rents, net of income from subleases (a)	400

Total fixed charges	23,728

Less: Equity in undistributed income of affiliates	(159)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$46,374

Fixed charges, as above	$23,728

Ratio of earnings to fixed charges	1.95

Including Interest on Deposits
Fixed charges, as above	$23,728
Add: Interest on deposits	21,653

Total fixed charges and interest on deposits	$45,381

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$46,374
Add: Interest on deposits	21,653

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$68,027

Ratio of earnings to fixed charges	1.50

(a)	The proportion deemed representative of the interest factor.